EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Nexen Inc. ("Nexen")
801 - 7th Avenue S.W.
Calgary, Alberta T2P 3P7

2.	Date of Material Change:

February 25, 2013 and February 26, 2013

3.	News Release:

News releases disclosing the information contained in this material change report were issued by Nexen on February 25, 2013 and February 26, 2013 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Nexen is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On February 25, 2013, Nexen and CNOOC Limited ("CNOOC") announced the completion of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement") pursuant to which CNOOC, indirectly through a wholly-owned subsidiary, acquired all of the outstanding common shares of Nexen ("Common Shares") at a price of USD$27.50 in cash for each Common Share, without interest, and all of the outstanding cumulative redeemable Class A rate reset preferred shares, series 2 of Nexen ("Preferred Shares") at a price of CAD$26.00 per Preferred Share, plus accrued and unpaid dividends up to, but excluding, the closing date of the Arrangement, without interest.

On February 26, 2013, Nexen announced that, in accordance with the terms of the indenture (the "Indenture") governing Nexen's outstanding US$460 million aggregate principal amount of 7.35% subordinated notes due November 1, 2043 ("Subordinated Notes"), Nexen exercised its right to redeem all of the outstanding Subordinated Notes for a cash amount equal to USD$1,000 per USD$1,000 principal amount of Subordinated Notes, plus accrued and unpaid interest up to, but excluding, March 28, 2013. The Subordinated Notes will be redeemed on March 28, 2013 (the "Redemption Date").

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Completion of the Arrangement

On February 25, 2013, Nexen and CNOOC announced the completion of the Arrangement, pursuant to which CNOOC, indirectly through a wholly-owned subsidiary, acquired all of Nexen's outstanding Common Shares at a price of USD$27.50 in cash for each Common Share, without interest, and all of Nexen's outstanding Preferred Shares at a price of CAD$26.00 per Preferred Share, plus accrued and unpaid dividends up to, but excluding, the closing date of the

Arrangement, without interest.  With the completion of the Arrangement, the Common Shares and Preferred Shares were de-listed from the Toronto Stock Exchange ("TSX") following the close of trading on February 28, 2013. The Common Shares are expected to be de-listed from the New York Stock Exchange on or about March 8, 2013 ("NYSE").

Following the completion of the Arrangement, Nexen established a new board of directors comprised of representatives of CNOOC and Nexen, as well as independent directors.  Mr. Li Fanrong has been appointed Chair of the board of directors of Nexen.  Mr. Li Fanrong is the Chief Executive Officer of CNOOC.  The other directors serving on the Nexen board of directors are Mr. Fang Zhi, Vice President CNOOC, Mr. Kevin Reinhart, Mr. Barry Jackson, Mr. Thomas O’Neill and Mr. William Berry.

Kevin Reinhart will continue as Chief Executive Officer of Nexen and will maintain responsibility for all of Nexen's operations.

Redemption and Delisting of Subordinated Notes

On February 26, 2013, following the completion of the Arrangement and in accordance with the terms of the Indenture governing the Subordinated Notes, Nexen exercised its right to redeem all of the Subordinated Notes that were outstanding as of that date for a cash amount equal to USD$1,000 per USD$1,000 principal amount of Subordinated Notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.  Nexen will complete the redemption of the Subordinated Notes on March 28, 2013.  Following the Redemption Date, holders of redeemed Subordinated Notes will have no further rights or entitlements under the Subordinated Notes or the Indenture other than to receive the redemption price described above. Prior to the Redemption Date, Nexen will deposit with Deutsche Bank Trust Company Americas, the trustee under the Indenture, funds sufficient to pay the total redemption amount payable to holders of redeemed Subordinated Notes.  A redemption notice was delivered to registered holders of Subordinated Notes on February 26, 2013.

Nexen intends to de-list the Subordinated Notes from the TSX and the NYSE as soon as possible following the Redemption Date.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of the executive officer of Nexen who is knowledgeable of the material change and this report is Alan O'Brien, Senior Vice President, General Counsel and Secretary.  Mr. O'Brien can be contacted through Rick Beingessner, Vice-President and Chief Counsel, Corporate, at 403-669-4434.

9.	Date of Report:

March 5, 2013

Forward-Looking Information and Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this material change report contains forward-looking statements and information concerning the redemption of the Subordinated Notes and the delisting of the Subordinated Notes from the TSX and the NYSE.

In respect of the forward-looking statements and information concerning the redemption of the Subordinated Notes and the delisting of the Common Shares, Preferred Shares and Subordinated Notes from the TSX and the NYSE, as applicable, Nexen has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time necessary, and the ability of Nexen to complete the delisting of the Common Shares, Preferred Shares and the Subordinated Notes from the TSX and the NYSE, as applicable, and the redemption of the Subordinated Notes. The date of delisting may be delayed or change for a number of reasons. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

The forward-looking statements and information contained in this material change report are made as of the date hereof and Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.